UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

STERLITE GOLD LTD.

(Name of Subject Company)

Yukon Territory, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

GEOPROMINING LTD.

(Bidder)

Common Shares

(Title of Class of Securities)

859735102

(CUSIP Number of Class Securities)

Koba Nakopia, B. Ordynka, 44/4, Moscow, 119017, +7 495 980 6454

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder

Copies to:

Dee Rajpal

Ian Putnam

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON  M5L 1B9

Fax:  416-947-0866

August 22, 2007

(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee
$ 3,551,817	$ 109

*  Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on (i) the offer price of U.S.$0.3845 per common share of the subject company and (ii) 9,237,496 common shares which represents the number of common shares estimated to be held by United States holders based on an estimated aggregate of 265,290,997 common shares outstanding on a fully-diluted basis as of August 21, 2007.

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Registration No.:

Filing Party:

Form:	Date Filed:

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Offer to Purchase and Circular dated August 22, 2007 (the “Offer to Purchase”), including the Letter of Transmittal and Notice of Guaranteed Delivery.

Item 2. Informational Legends

See “Notice to Shareholders in the United States” set forth on the cover page of the Offer to Purchase.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

GeoProMining Ltd. has filed the following as exhibits to this Schedule:

Exhibit Number	Description

99.1.1	Offer to Purchase

99.2.1	Letter of Transmittal

99.3.1	Notice of Guaranteed Delivery

99.4.1	Press Release of GeoProMining Ltd. dated August 15, 2007

99.5.1	Early Warning Report dated August 16, 2007

99.6.1	Report under Section 189.1 of the Regulations to the Securities Act (Quebec) dated August 22, 2007

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.                      Undertakings

(a)                                GeoProMining Ltd. (the “Bidder”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)                               The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.                      Consent to Service of Process

(a)                                 At the time of filing this Schedule the Bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)                                Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By Signing this Schedule, GeoProMining Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEOPROMINING LTD.

By: (signed) “Koba Nakopia”
Name: Koba Nakopia
Title: as attorney for GeoProMining Ltd.

August 22, 2007

EXHIBIT INDEX

Exhibit Number	Description

99.1.1	Offer to Purchase

99.2.1	Letter of Transmittal

99.3.1	Notice of Guaranteed Delivery

99.4.1	Press Release of GeoProMining Ltd. dated August 15, 2007

99.5.1	Early Warning Report dated August 16, 2007

99.6.1	Report under Section 189.1 of the Regulations to the Securities Act (Quebec) dated August 22, 2007